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FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: May 15, 2003
Commission File Number 001-31528

IAMGold Corporation
(Translation of registrant's name into English)

220 Bay Street, 5th Floor
Toronto, Ontario M5J 2W4, Canada
Tel: (416) 360-4710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

    Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

    Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION

/s/ Larry E. Phillips
Date: May 15, 2003	Vice President, General Counsel & Corporate Secretary

2

INDEX

Press Release dated May 15, 2003: "IAMGOLD Delivers Another Solid Quarter"

3

IAMGOLD CORPORATION 220 Bay Street, 5th Flr, Toronto, Ontario, Canada, M5J 2W4 Ph: 416 360 4710 Fx: 416 360 3750 Toll free: 1 888 IMG 9999 e-mail: info@iamgold.com website: www.iamgold.com

TSX Trading Symbol:	IMG
AMEX Trading Symbol:	IAG
52 Week Trading Range:	CDN $4.01 – $8.75
Total Shares Outstanding:	143.5 million
Fully Diluted:	150.7 million

FOR IMMEDIATE RELEASE: MAY 15, 2003	No. 09/03

IAMGOLD DELIVERS ANOTHER SOLID QUARTER

Highlights:

  •
  IAMGOLD and Repadre Capital Corporation completed a business combination effective January 7, 2003.

  •
  IAMGOLD's attributable production for the quarter amounted to 101,102 ounces at a cash cost, as defined by the Gold Institute ("GI"), of US$217/oz.

  •
  IAMGOLD's operating cash flow for the quarter was US$6.8 million. This figure excludes loan repayments received from the Damang operation of US$2 million.

  •
  IAMGOLD's consolidated cash and gold bullion position at March 31, 2003 stood at US$93.0 million, including US$75.4 million in corporate discretionary cash and gold bullion. The Company's gold holdings amounted to 129,361 ounces of gold at March 31, 2003.

Consolidated Financial Results Summary (US$000's):

	Three Months Ended
	Mar. 31, 2003	Mar. 31, 2002
Net earnings	$4,578	$3,973*
Operating cash flow	$6,811	$8,907
Net earnings per share	$0.03	$0.05*
Operating cash flow per share	$0.05	$0.12
Gold produced (oz) IMG share	$101,102	$76,023
GI cash cost (US$/oz)	$217	$138
Total production cost (US$/oz)	$282	$206
Average realized gold price (US$/oz)	$359	$296

* Restated to reflect a change in accounting policy relating to the valuation of gold bullion from market to cost.

For further information contact:
Joseph F. Conway, President and Chief Executive Officer
or
Grant A. Edey, Chief Financial Officer
Tel: (416) 360-4710    North America Toll-Free: 1 (888) IMG-9999    Fax: (416) 360-4750

Please note:
This entire press release may be accessed via fax, email, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca.
All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.
If you wish to be placed on IAMGOLD's email press release list, please contact us at info@iamgold.com.

MANAGEMENTS DISCUSSION AND ANALYSIS

        (All monetary amounts in this MD&A are expressed in US$ unless otherwise indicated)

OVERVIEW

        Effective January 7, 2003, IAMGOLD completed a business combination with Repadre Capital Corporation. Under the terms of the arrangement, Repadre shareholders received 1.6 common shares of IAMGOLD for each share of Repadre held. In aggregate, 63.0 million common shares of IAMGOLD were issued pursuant to this arrangement and Repadre became a wholly-owned subsidiary of the Company.

        The total purchase consideration for the acquisition (including the direct acquisition costs incurred by IAMGOLD) is allocated to the identifiable assets acquired and liabilities assumed based on their respective fair values at the date of the acquisition. The purchase consideration has been calculated using a common share price of Cdn$5.30 per IAMGOLD share, which was the closing price of IAMGOLD shares on Friday, October 25, 2002, the trading date immediately preceding the date the transaction was announced. The purchase consideration is calculated as below.

(000's)
Purchase consideration:
Issuance of 62,978,855 common shares of IAMGOLD	$212,929
Issuance of 2,712,000 common share options of IAMGOLD	4,582
Acquisition related expenses paid by IAMGOLD	830

$218,341

        As a result of this acquisition, the total assets of IAMGOLD more than doubled to $431 million as at March 31, 2003 as compared to $190 million as at December 31, 2002.

        Net earnings for the first quarter of 2003 were $4.6 million or $0.03 per share compared to $4.0 million or $0.05 per share for the first quarter of 2002. The largest contributor to the absolute increase in earnings was the higher realized price for gold in the first quarter of 2003 of $359 per ounce compared to $296 per ounce for the first quarter of 2002. The decrease in per share earnings is largely attributable to the increased number of shares outstanding.

Summarized Financial Results
(in $000's except where noted)

	2002				2003
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr
	(Restated)
Net Earnings (US$)	$3,973	$1,230	$1,816	$(1,484)	$4,578
Net Earnings per share (US$)	0.05	0.02	0.02	(0.02)	0.03
Operating cash flow (US$)	8,907	4,842	5,910	4,108	6,811
Operating cash flow per share (US$)	0.12	0.06	0.08	0.05	0.05
Cash and bullion balance (US$)	8,664	25,958	29,591	30,578	41,760
Gold produced (000 oz-IMG share)	76	68	70	76	101
GI cash cost (US$/oz-IMG share)*	138	159	175	202	217
Realized gold price (US$/oz)	296	306	317	330	359

* per Gold Institute Standard

RESULTS OF OPERATIONS

        As the business combination occurred in January 2003, information on operations on the assets acquired with Repadre is provided on a pro forma basis for quarterly 2002 periods.

Sadiola Mine

Summarized Results

	2002				2003
100% basis
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr
Ore milled (000t)	1,180	1,290	1,280	1,300	1,190
Head grade (g/t)	3.8	3.0	3.1	4.1	3.1
Recovery (%)	89	92	82	76	86
Gold production (000 oz)	131	118	105	126	104
Direct cash costs	144	158	187	199	212
Production taxes and fees	19	20	24	22	27
Total cash costs	144	158	187	199	239
Accounting adjustments	(8)	(11)	(15)	2	(28)
GI cash cost (US$/oz)*	136	147	172	201	211

* Calculated in accordance with the Gold Institute Standard

        Gold production at Sadiola was slightly higher than budget for the first quarter, and is expected to increase modestly throughout the remainder of the year. However, unit costs continued to increase and exceeded budgeted figures. Costs increased due to higher fuel costs and the depreciation of the US$, which caused a corresponding increase to locally incurred costs. Contract mining costs were also higher than expected due to harder ore. As the pit deepens, the mine is going through a transition from the softer surface ores to the harder underlying ores. Processes are being put in place to more effectively handle these harder ores.

        Asset additions at Sadiola for the first quarter of 2003 amounted to $2.5 million. During the quarter, a cash dividend of $12 million was paid to shareholders. IAMGOLD's share of this dividend was $4.6 million. Subsequent to quarter end, an additional dividend of $10 million was paid with IAMGOLD's share being $3.8 million.

        The financial instrument position for the Sadiola mine at March 31, 2003 is as below:

Year	Call Options	Average Price
2003	30,000	$385
2004	30,000	385

TOTAL	60,000	$385

Mark to market	($0.4 million)

Yatela Mine

Summarized Results

	2002				2003
100% basis
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr
Ore crushed (000t)	657	725	657	766	712
Head grade (g/t)	3.7	3.3	4.0	3.5	2.8
Gold stacked (000 oz)	77	76	84	90	67
Gold production (000 oz)	66	57	74	72	53
Direct cash costs	141	162	161	193	207
Production taxes and fees	21	23	23	24	26
Total cash costs	162	185	184	217	233
Accounting adjustments	(19)	—	(8)	(12)	(20)
GI cash cost (US$/oz)*	143	185	176	205	213

* Calculated in accordance with the Gold Institute Standard

        Gold production at Yatela was 12% lower than budgeted for the first quarter and resulted in higher unit costs. The lower grade of ore stacked was expected, as the main Yatela pit is now entering a two-year period of mining lower grade ores. During the first quarter, approval was given to develop the nearby Alamoutala deposit to supplement gold production during this period. The Alamoutala mine will have a relatively short life of some 15 months and is expected to produce on the order of 125,000 ounces. The first gold production from Alamoutala is scheduled for the fourth quarter of 2003.

        The ultimate recovery for all of the gold stacked is still expected to average 85%. However, the time required to fully extract the recoverable gold is now estimated at 140 days rather than the 60 days utilized in the initial feasibility study. The longer leach cycle results in higher levels of gold-in-process inventory.

        Asset additions at Yatela for the first quarter of 2003 amounted to $3.2 million.

Tarkwa Mine

Summarized Results

	2002				2003
100% basis
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr
Ore crushed (000t)	3,700	3,765	3,820	3,820	3,847
Head grade (g/t)	1.6	1.5	1.6	1.5	1.4
Expected yield (%)	79	76	73	76	74
Gold stacked (000 oz)	189	186	195	183	172
Gold production (000 oz)	129	120	149	126	136
Direct cash costs	183	203	164	200	178
Production taxes and fees	16	17	17	18	19
Total cash costs	199	220	181	217	198
Accounting adjustments	(28)	(31)	9	(20)	14
GI cash cost (US$/oz)*	171	190	190	197	212

* Calculated in accordance with the Gold Institute Standard

        Gold production for the quarter was 8% higher than the previous quarter at 136,000 ounces. Direct cash costs decreased from the prior quarter while cash costs, as defined by the Gold Institute, increased. The Gold Institute costs include costs from prior periods relating to the current period's production and exclude costs incurred in the current period that relate to future periods production.

        During May, the decision was made i) to construct a milling circuit at Tarkwa, and ii) to mine the deposit with company personnel and company-owned mining equipment rather than using a mining contractor. The 4.2 million tonne per annum mill is forecast to cost $85 million to construct and should be operational by the end of 2004. The new fleet of mining equipment is forecast to cost $85 million and the first stage of the fleet should be ready for use by June 2004. It is expected that most of the capital cost of these two projects will be financed through internal cash flow. The effect of the investment will be i) an increase in the sustainable production rate of 600,000 to 650,000 ounces per year, ii) an extension of the mine life by four years, and iii) a lowering of the mining costs.

        Asset additions at Tarkwa for the first quarter of 2003 amounted to $9.8 million and consisted primarily of an extension to the North leach pads.

Damang Mine

Summarized Results

	2002				2003
100% basis
	1st Qtr**	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr
Ore crushed (000t)	728	1,224	1,153	1,187	1,228
Head grade (g/t)	2.4	2.5	2.1	2.1	2.2
Recovery (%)	91	90	89	90	91
Gold production (000 oz)	56	86	72	74	77
Direct cash costs	184	188	227	222	210
Production taxes and fees	13	14	14	15	15
Total cash costs	197	202	241	237	226
Accounting adjustments	24	(7)	15	(2)	21
GI cash cost (US$/oz)*	221	195	256	235	247

*   Calculated in accordance with the Gold Institute Standard
** 2 months only

        Operations at Damang for the quarter were essentially steady state and as expected. Exploration drill programs continue on satellite zones to the main orebody with a view to extending the mine life. The target areas contain grades similar to the Tarkwa mine and therefore a substantial amount of drilling is required to prove up significant tonnages.

        Asset additions at Damang for the first quarter of 2003 amounted to $0.5 million. During the quarter, shareholder loans were reduced by $9.5 million, of which $2.0 million was received by IAMGOLD as its proportionate share.

IAMGOLD Attributable Production and Costs

        The table below presents the production attributable to IAMGOLD's ownership in the four operating gold mines in West Africa. The percentage ownership in each operation is indicated, along with the weighted average cost of production.

	2002				2003
IAMGold basis
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr
Production (000 oz)
Sadiola — 38%	50	45	40	48	40
Yatela — 40%	26	23	30	29	21
**Tarkwa — 18.9%	24	23	28	24	26
**Damang — 18.9%	11	16	14	14	15
Total production	111	107	111	114	101
GI cash cost (US$/oz -IMG share)*	153	171	188	205	217

*   Total cash operating cost as defined by the Gold Institute
** Tarkwa and Damang shown on a pro forma basis for 2002

CORPORATE RESULTS

Mining Interests

        The Company's records its proportionate share of assets, liabilities and results of operations from its joint venture interests in the Sadiola mine (38%) and the Yatela mine (40%). Earnings from these operations were $4.1 million for the first quarter of 2003 as compared to $6.3 million for the first quarter of 2002

	Mar 31, 2003	Mar 31, 2002
	($ millions)
Gold sales	23.5	21.3
Mining expense	14.0	10.2
Depreciation and depletion	5.4	4.8

	4.1	6.3

        The average realized gold price in the first quarter of 2003 at Sadiola and Yatela was US$363 per ounce compared to US$296 per ounce for the same period in 2002. Spot gold prices averaged US$357 per ounce in the first quarter of 2003 compared to US$289 per ounce in the first quarter of 2002. The recording of forwards, closed out in prior years, increased revenues at Sadiola and Yatela by US$6 per ounce in both the first quarter of 2003 and 2002. IAMGOLD increased the first quarter of 2003 revenue by a net of US$0.5 million to reflect its share of the change in the mark to market loss on Sadiola call options at March 31, 2003 of US$0.2 million (March 31, 2002 of US$0.2 million) and to reflect the first quarter amortization for the deferred hedge revenue of US$0.4 million for 2003 and 2002.

Working Interests

        The Company records on its consolidated statement of earnings, the proportionate share of the profits from its working interests in the Tarkwa mine (18.9%) and the Damang mine (18.9%). The two working interests are recorded on the balance sheet at their fair values as determined at the time of acquisition.

        The Company's share of income from its working interests in Tarkwa and Damang amounted to $1.9 million for the quarter. The excess of the fair value to the book value of the assets prior to the business combination is amortized over the expected future units of production from the assets and amounted to $0.6 million for the first quarter.

        Cash balances at the Tarkwa and Damang operations stood at $41.0 million at March 31, 2003.

Royalty Interests

        Revenue from royalty interests acquired through the combination with Repadre was recorded at $0.3 million. The royalty interests that contributed to this amount were: the Williams gold mine in northern Ontario; the Joe Mann mine in Quebec; and the Limon mine in Nicaragua. Amortization associated with these interests amounted to $0.2 million. The royalty interests have been recorded on the balance sheet of the consolidated company at their estimated fair values, which is amortized over the expected production remaining at those operations. As such, while the royalty revenue contributes to cash flow, net earnings from royalty interests are expected to be modest unless gold prices are higher, or mine lives are longer, than those used in the fair valuing exercise.

Exploration

        The exploration programs planned for the first half of the year are progressing as expected. Drill programs have recently been completed on the Bambadji project in Senegal, at Cerro Tornillo in Argentina and at the Retazos project in Ecuador and are currently being assessed. Drilling is still in progress at Quimsacocha and Norcay in Ecuador. Results will be reported on completion of the assessments.

Corporate Administration

        Corporate administration totalled $2.0 million for the first quarter of 2003 compared to $0.7 million for the first quarter of 2002. The higher cost results from the combining of IAMGOLD's and Repadre's corporate functions following the business combination in January. This has given rise to a number of one-time charges, primarily severance payments and office relocation expenses. General and administrative expenses, after these one-time charges, will be at levels lower than incurred by the two companies separately.

Cash Flow

        Operating cash flow (excluding changes in working capital) for the first quarter of 2003 was $6.8 million compared to $8.9 million for the first quarter of 2002. The decrease is primarily attributable to higher operating costs at the Sadiola mine and Yatela mine. A reduction in accounts receivable on sales of gold from these operations contributed $5.1 million to operating cash flow for the first quarter.

        In respect of investing activities, $2.0 million of shareholder loan repayments was received from the Damang mine operations while $2.2 million was invested in the Sadiola and Yatela operations.

        The corporate cash position was augmented from $5.8 million at December 31, 2002 to $33.6 million as at March 31, 2003 primarily from the acquisition of Repadre. An additional 30,000 ounces of gold were purchased during the quarter for $10.7 million. Total bullion holdings now stand in excess of 129,000 ounces.

LIQUIDITY AND CAPITAL RESOURCES

        The Company's discretionary cash balance at the end of the first quarter stood at $33.6 million compared to $5.8 million at year-end 2002. Gold bullion balances stood at $41.8 million compared to $30.6 million at year-end 2002. The aggregate balance, which stands in excess of $75 million, provides the Company with substantial liquidity and will allow the Company to aggressively pursue acquisitions and other growth opportunities in the near term. The Company is debt-free, other than a $13.1 million non-recourse loan to AngloGold which is repayable from the operating cash flows generated by the Yatela mine.

OUTLOOK

        Production levels at the Company's operations met or exceeded budgeted levels for the first quarter of 2003. As a result, the Company's attributable share of gold production for the full year is now expected to exceed 430,000 ounces rather than the 421,000 ounces previously forecast. Cost levels at three of the four operations, however, are rising and are not fully offset by forecast cost reductions expected at the Tarkwa mine. As a result, total unit cash costs (per the Gold Institute Standard) for the Company's attributable production are expected to average $215 per ounce in 2003 rather than the previously forecast $210 per ounce.

        Royalty income for the first quarter was at expected levels. Additional levels of royalty income are anticipated from new gold operations at Magistral in Mexico during the second quarter and the Don Mario project in Bolivia during the third quarter. Production at the Diavik diamond mine in the Northwest Territories has commenced and Aber Diamond Corporation announced the sale of its first parcel of diamonds from the property on April 2, 2003. Royalty revenues are anticipated subject to finalization of detailed documentation.

        Some of the disclosures included in this interim report for the first quarter of 2003 represent forward-looking statements (as defined in the US Securities Exchange Act of 1934). Such statements are based on assumptions and estimates related to future economic and market conditions. While management reviews the reasonableness of such assumptions and estimates, unusual or unanticipated events may occur which render them inaccurate. Under such circumstances, future performances may differ materially from projections.

IAMGOLD Corporation
Consolidated Statements of Earnings and Retained Earnings
(unaudited) (United States Dollars in 000's, except per share data)
For the period ended March 31, 2003

	Three months ended
	Mar. 31, 2003	Mar. 31, 2002
		(Restated)
Revenue:
Gold sales	$23,529	$21,289
Royalties	313	—

	23,842	21,289
Expenses:
Mining	13,955	10,228
Depreciation and depletion	5,386	4,840
Amortization of royalty interests	224	—

	19,565	15,068

	4,277	6,221
Earnings from working interests	1,859	—

	6,136	6,221

Other expenses (income):
Corporate administration	1,313	639
Restructuring costs (note 1(b))	689	—
Exploration	878	1,176
Foreign exchange	(1,255)	—
Investment income	(233)	(113)

	1,392	1,702

Earnings before income taxes	4,744	4,519
Income taxes (recovery):
Current	876	736
Future	(710)	(190)

	166	546

Net earnings	4,578	3,973
Retained earnings, beginning of period	33,709	30,693

Dividends	—	—

Retained earnings, end of period	$38,287	$34,666

Number of common shares
Average outstanding during period	138,868,000	73,659,000
Outstanding at end of period	143,512,210	73,925,190
Net earnings per share (basic and diluted)	$0.03	$0.05

IAMGOLD Corporation
Consolidated Balance Sheet
(unaudited) (United States Dollars in 000's, except per share data)
As at March 31, 2003

	As at Mar. 31, 2003	As at Dec. 31, 2002
		(Restated)
ASSETS Current assets:
Cash and cash equivalents (note 2)	$51,254	$15,835
Gold bullion (129,361 oz — market value: $43,317,000) (note 3)	41,760	30,578
Accounts receivable and other	8,174	13,346
Inventories	8,893	9,793

	110,081	69,552
Marketable securities	2,955	500
Long-term inventory	11,029	10,044
Long-term receivables	13,569	11,524
Working interests	57,944	—
Royalty interests	65,432	—
Mining interests	93,680	96,852
Future tax asset	285	304
Other assets	128	805
Goodwill	75,739	—

	$430,842	$189,581

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable & accrued liabilities	$14,761	$16,772
Long-term liabilities:
Deferred revenue	2,896	3,309
Future tax liability	22,434	3,310
Rehabilitation provision	2,441	2,150
Non-recourse loans payable (note 4)	13,159	13,091

	55,691	38,632

Shareholders' equity:
Common shares (Issued: 143,512,210 shares) (note 5)	335,339	118,289
Share options (note 5(c))	2,977	8
Share purchase loans	(1,452)	(1,057)
Retained earnings	38,287	33,709

	375,151	150,949

	$430,842	$189,581

IAMGOLD Corporation
Consolidated Statement of Cash Flows
(unaudited) (United States Dollars in 000's, except per share data)
For the period ended March 31, 2003

	Three months ended
	Mar. 31, 2003	Mar. 31, 2002
		(Restated)
Operating activities:
Net income	$4,578	$3,973
Items not affecting cash:
Earnings from working interests	(1,859)	—
Depreciation and amortization	5,613	4,861
Deferred revenue	(413)	(414)
Future income taxes	(710)	(190)
Share options	41	—
Gain on gold bullion	—	(15)
Loss on sale of marketable securities	3	—
Unrealized foreign exchange losses (gains)	(442)	692
Change in non-cash current working capital	7,046	727
Change in non-cash long-term working capital	(1,565)	(801)

	12,292	8,833

Financing activities:
Issue of common shares, net of issue costs	2,467	900
Dividends paid	(2,519)	(2,306)
Restricted cash	—	(165)
Proceeds from non-recourse loans	(1)	96
Repayments of non-recourse loans	—	(272)

	(53)	(1,747)

Investing activities:
Net cash acquired from Repadre Capital Corporation	33,402	—
Mine interests	(2,213)	(3,959)
Note receivable	(57)	332
Distributions received from working interests	2,005	—
Purchase of gold bullion	(10,655)	(9,000)
Proceeds from gold bullion sales	—	351
Proceeds from disposition of marketable securities	24	—
Other assets	674	(2)

	23,180	(12,278)

Increase (decrease) in cash and cash equivalents	35,419	(5,192)
Cash and cash equivalents, beginning of period	15,835	25,332

Cash and cash equivalents, end of period	$51,254	$20,140

Supplemental cash flow information:
Interest paid	$315	$119
Income taxes	860	736

IAMGOLD Corporation
Notes to Consolidated Statements
(unaudited) (Tabular amounts in thousands of United States Dollars except per share data)
For the period ended March 31, 2003

        The interim consolidated financial statements of IAMGOLD Corporation ("the Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2002. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2002 since they do not include all of the disclosures required by GAAP.

1.     Acquisition

        On January 7, 2003, the Company acquired all of the issued and outstanding shares and assumed all of the common share options of Repadre Capital Corporation ("Repadre") in exchange for the issuance of 62,978,855 common shares and 2,712,000 replacement common share options ("Options"). Repadre, through its subsidiaries, owns non-controlling interests in mining operations in Ghana and owns royalties in diamond and gold mining operations. The purchase price has been determined to be $218,341,000, including acquisition costs of $830,000.

        The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets acquired and liabilities assumed on the closing date as set out below. The Company has not yet completed the determination of fair values of the individual assets and liabilities acquired or its restructuring and integration plans for the operations acquired. Accordingly, the allocation of the purchase cost to the assets and liabilities acquired is preliminary and will change further as restructuring plans are finalized.

Fair Value
Net tangible assets acquired:
Cash and cash equivalents	$34,232
Gold bullion	535
Accounts receivable	1,331
Marketable securities	2,481
Long-term receivables	1,444
Working interests	58,040
Royalty interests	65,656
Other assets	60
Accounts payable and other liabilities	(1,191)
Future tax liability	(19,986)
Goodwill	75,739

$218,341

Consideration paid:
Issue of 62,978,855 common shares of IMG	$212,929
Issue of 2,712,000 common share options of IMG	4,582
Cost of acquisition	830

$218,341

        The opening balance sheet of the combined entity as of January 8, 2003 is as follows:

	IAMGOLD Corporation Pre-Acquisition	Repadre Capital Corporation Assets Acquired	IAMGOLD Corporation Post Acquisition
Assets
Current Assets:
Cash and cash equivalents	$15,835	$34,232	$50,067
Gold bullion	30,578	535	31,113
Accounts receivable and other	13,346	1,331	14,677
Inventories	9,793	—	9,793

	69,552	36,098	105,650
Marketable securities	—	2,481	2,481
Long-term inventory	10,044	—	10,044
Long-term receivables	11,524	1,000	12,524
Working interests	—	58,040	58,040
Net royalty interests	—	65,656	65,656
Mining interests	96,852	—	96,852
Future tax asset	304	—	304
Other assets	530	60	590
Goodwill	830	74,909	75,739

	$189,636	$238,244	$427,880

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and other liabilities	$16,827	$1,191	$18,018
Future tax liability	3,310	19,986	23,296
Non-recourse loans payable	13,091	—	13,091
Deferred revenue	3,309	—	3,309
Rehabilitation provision	2,150	—	2,150
Shareholders' equity:
Common shares	118,289	212,929	331,218
Share options	8	4,582	4,590
Share purchase loans	(1,057)	(444)	(1,501)
Retained earnings	33,709	—	33,709

	150,949	217,067	368,016

	$189,636	$238,244	$427,880

a)    Accounting Policies

        The following represents accounting policies adapted by the Corporation as a result of the business combination.

  Revenue Recognition

  Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability. The Company holds two types of royalties:

  i)
  Revenue based royalties such as net smelter return (NSR) or gross proceeds royalties. Revenue royalties are based on the proceeds of production paid by a smelter, refinery or other customer to the miner and revenue is recognized in accordance with the relevant agreement.

  ii)
  Profits based royalties such a net profits interests (NPI) or a Working Interest (WI). An NPI is a royalty based on the profit after allowing for costs related to production. The expenditure that the operator deducts from revenues are defined in the relevant royalty agreements. Payments generally begin after pay-back of capital costs. The royalty holder is not responsible for providing capital nor covering operating losses or environmental liabilities. Revenue is recognized in accordance with the relevant agreement. A WI is similar to an NPI except working interest holders have an ownership position. A working interest holder is liable for its share of capital, operating and environmental costs. The Company records its interest in Gold Fields Ghana Limited ("GFGL") as a profits based royalty interest.

  Goodwill

  Goodwill with an indefinite life is tested for impairment at least annually to ensure that the fair value remains greater than or equal to, book value. Any excess of book value over fair value would be charged to income in the period in which the impairment is determined.

b)    Restructuring costs

  As a result of the business combination, the Company has incurred one-time costs of $689,000 in respect of severance and office restructuring as at March 31, 2003.

2.     Cash and cash equivalents

	March 31, 2003	Dec. 31, 2002
Corporate	$33,621	$5,783
Joint ventures	17,633	10,052

	$51,254	$15,835

3.     Gold bullion

  As at March 31, 2003, the Company held 129,361 ounces of gold bullion at an average cost of US$323 per ounce. The market value of this gold bullion, based on the market close price of $335 per ounce was $43,317,000.

4.     Non-recourse loans payable

	March 31, 2003	Dec. 31, 2002
Yatela loans	$13,159	$13,091
Note receivable from the Government of Mali, included in long-term receivables	7,477	7,420

Net Yatela obligation	$5,682	$5,671

5.     Share Capital

Authorized:
Unlimited first preference of shares, issuable in series
Unlimited second preference shares, issuable in series
Unlimited common shares
Issued and outstanding common shares are as follows:

	Number of Shares	Amount
Issued and outstanding, December 31, 2002	$79,244,088	$118,289
Shares issued on acquisition of Repadre Capital Corporation (a)	62,978,855	212,847
Exercise of options	1,289,267	4,203

Issued and outstanding, March 31, 2003	$143,512,210	$335,339

  (a)
  On January 7, 2003, in connection with the acquisition of Repadre Capital Corporation (note 8), the Company issued 62,978,855 common shares and 2,712,000 replacement common share options with a value of $212,847,000, net of share issue costs of $82,000, and $4,582,000 respectively.

  (b)
  Share Option Plan:

  The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant.

  A summary of the status of the Company's share option plan as of March 31, 2003 and changes during the three months then ended is presented below. All exercise prices are denominated in Canadian dollars.

	Options	2003 Weighted Average Exercise Price
Outstanding, beginning of period	4,983,437	$5.18
Granted on acquisition of Repadre Capital Corporation (a)	2,712,000	2.65
Granted	800,000	7.60
Exercised	(1,289,267)	3.00

Outstanding, March 31, 2003	7,206,170	$4.88

Options exercisable, March 31, 2003	4,765,948	$4.38

  (c)
  Stock-based compensation:

  The Company accounts for all stock-based compensation to non-employees granted on or after January 1, 2002, using the fair value based method. Stock options granted to employees are accounted for as a capital transaction. The Company is also required to disclose the pro forma effect of accounting for stock option awards granted to employees subsequent to January 1, 2002, under the fair value based method.

  The fair value of the options granted to employees subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 1%, volatility factor of the expected market price of the Company's common stock of 37%; and a weighted average expected life of these options of 8 years. The estimated fair value of the options is expensed over the options' vesting period of 3 years.

  For the three months ended March 31, 2003, $41,000 was recorded as compensation expense relating to the 150,000 options granted during 2002 to non-employees at a value of Cdn$7.35 per option. The following is the Company's pro forma earnings with the fair value method applied to the 507,000 options granted during 2002 to employees at an average value of Cdn$7.28 per option and 800,000 options granted during 2003 to employees at an average value of Cdn$7.60 per option:

	March 31, 2003	March 31, 2002
Net earnings for the three months ended March 31, 2003	$4,578	$3,973
Compensation expense related to fair value of employee stock options	423	—

Pro forma earnings for the three months ended March 31	$4,155	$3,973

Pro forma earnings per share, basic and diluted	$0.03	$0.05

6.     Segmented information

        Following the acquisition of Repadre Capital Corporation (note 1), the Company has identified the following reporting segments. The Company's share in assets, liabilities, revenue and expenses, and cash flows in those segments are as below:

March 31, 2003	Joint Venture and Working Interests	Royalties	Corporate	Total
Cash and gold bullion	$17,633	$—	$75,381	$93,014
Other current assets	15,589	—	1,478	17,067
Long-term assets	251,246	65,432	4,083	320,761

	$284,468	$65,432	$80,942	$430,842

Current liabilities	$9,046	$—	$5,715	$14,761
Long-term liabilities	18,496	—	22,434	40,930

	$27,542	$—	$28,149	$55,691

Revenues	$25,388	$313	$—	$25,701
Operating costs of mine	13,849	—	—	13,849
Depreciation and amortization	5,386	224	3	5,613
Exploration expense	—	—	878	878
Other expense	—	—	737	737
Interest and investment expenses (income), net	106	—	(226)	(120)
Income taxes	879	16	(729)	166

Net income (loss)	$5,168	$73	$(663)	$4,578

Cash flows from (used in) operations	$14,547	$297	$(2,552)	$12,292
Cash flows from (used in) financing	(1)	—	(52)	(53)
Cash flows from (used in) investments	(265)	—	23,445	23,180

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MANAGEMENTS DISCUSSION AND ANALYSIS
Summarized Financial Results (in $000's except where noted)
Summarized Results
Consolidated Statements of Earnings and Retained Earnings
Consolidated Balance Sheet
Consolidated Statement of Cash Flows
Notes to Consolidated Statements